Exhibit 99.3

Execution Version

AMENDMENT NUMBER FOUR

TO CREDIT AGREEMENT

THIS AMENDMENT NUMBER FOUR TO CREDIT AGREEMENT (this “Amendment”), dated as of March 29, 2023, is entered into by and among the lenders identified on the signature pages hereof (each of such lenders, together with its successors and permitted assigns, is referred to hereinafter as a “Lender”), [******], a Delaware limited partnership, as administrative agent and collateral agent for each member of the Lender Group (in such capacity, together with its successors and assigns in such capacity, “Agent”) as sole lead arranger (in such capacity, together with its successors and assigns in such capacity, the “Sole Lead Arranger”) and sole book runner (in such capacity, together with its successors and assigns in such capacity, the “Sole Book Runner”), GLASS HOUSE BRANDS INC. a British Columbia corporation (“Parent”), MPB ACQUISITION CORP., a Nevada corporation (“Intermediate Holdco”), GHB USUB, LLC, a Delaware limited liability company (“New Holdco”), GH GROUP, INC. a Delaware corporation (“Borrower”) and certain Subsidiaries of the Borrower from time to time party hereto as guarantors, and in light of the following:

W I T N E S S E T H

WHEREAS, Parent, Intermediate Holdco, Borrower, Lenders, and Agent are parties to that certain Credit Agreement, dated as of December 10, 2021, as amended by that certain Amendment Number One to Credit Agreement and Waiver, dated as of January 21, 2022 and that certain Amendment Number Two to Credit Agreement and Waiver, dated as of May 12, 2022, and as further amended by that certain Amendment Number Three to Credit Agreement, dated as of July 28, 2022 (as amended, restated, supplemented, or otherwise modified from time to time, the “Credit Agreement”);

WHEREAS, certain events described below have occurred that do constitute an Event of Default under the Credit Agreement;

WHEREAS, upon the terms and conditions set forth herein, Agent and Lenders are willing to waive the Specified Default (as defined below); and

WHEREAS, upon the terms and conditions set forth herein, Agent and Lenders are willing to make certain amendments to the Credit Agreement.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants herein contained, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

1.           Defined Terms. All initially capitalized terms used herein (including the preamble and recitals hereof) without definition shall have the meanings ascribed thereto in the Credit Agreement

(including Schedule 1.1 thereto).

2.           Waivers of the Specified Default.

(a)           The provisions of the Credit Agreement and the other Loan Documents to the contrary notwithstanding, subject to the satisfaction (or waiver in writing by Agent) of the conditions precedent set forth in Section 4 hereof, Agent and Lenders hereby waive the Event of Default under Section 7(c) of the Credit Agreement relating to the failure of the Loan Parties to have a Debt Service Coverage Ratio of at least 1.40:1.00 for the fiscal quarter ending December 31, 2022 (the “Specified Default”); provided, that nothing herein, nor any communications among Parent, Borrower, any Guarantor, Agent, or any Lender, shall be deemed a waiver with respect to any Events of Default other than the Specified Default, or any future failure of Parent, Borrower or any Guarantor to comply fully with any provision of the Credit Agreement or any provision of any other Loan Document, and in no event shall this waiver be deemed to be a waiver of enforcement of any of Agent’s or Lenders’ rights or remedies under the Credit Agreement and the other Loan Documents, at law (including under the Code), in equity, or otherwise including, without limitation, the right to declare all Obligations immediately due and payable pursuant to Section 9.1 of the Credit Agreement, with respect to any other Defaults or Events of Default now existing or hereafter arising. Except as expressly provided herein, Agent and each Lender hereby reserves and preserves all of its rights and remedies against Parent, Borrower and any Guarantor under the Credit Agreement and the other Loan Documents, at law (including under the Code), in equity, or otherwise including, without limitation, the right to declare all Obligations immediately due and payable pursuant to Section 9.1 of the Credit Agreement. Notwithstanding the foregoing, the waivers herein remain also subject to the following requirements.

Execution Version

(b)           This Amendment shall be effective only to the extent specifically set forth herein and shall not (a) affect the right of the Agent and the Lenders to demand strict compliance by the Borrower with all terms and conditions of the Loan Documents, except as specifically consented to, modified or waived by this Amendment, (b) be deemed a consent to or waiver of any future transaction or action on the part of the Borrower requiring the Lenders’ or the Required Lenders’ consent or approval under the Loan Documents other than as specifically consented to, modified or waived by this Amendment, or (c) except as set forth herein, be deemed or construed to be a consent, waiver or release of, or a limitation upon, the Agent’s or the Lenders’ exercise of any rights or remedies under the Credit Agreement or any other Loan Document, whether arising as a consequence of any Default or Event of Default (other than the Specified Default) which may now exist or otherwise, all such rights and remedies hereby being expressly reserved.

3.           Amendments to Credit Agreement. Subject to the satisfaction (or waiver in writing by Agent) of the conditions precedent set forth in Section 4 hereof, the Credit Agreement shall be amended as follows:

(a)	Section 7(c) of the Credit Agreement is hereby amended by amending and restating each of the following defined terms in their entirety as follows:

“(c)         Minimum Debt Service Coverage Ratio. Have a Debt Service Coverage Ratio, measured on a fiscal quarter-end basis, of at least the required amount set forth in the following table for the applicable period set forth opposite thereto:

Applicable Ratio	Applicable Period
1.40:1.00	For the fiscal quarter period ending December 31, 2022
1.40:1:00	For each fiscal quarter period ending on June 30, 2023 and for each fiscal quarter period ending thereafter

4.           Conditions Precedent to Amendment. The satisfaction (or waiver in writing by Agent) of each of the following shall constitute conditions precedent to the effectiveness of the Amendment (such conditions being the “Fourth Amendment Conditions Precedent” and such date being the “Fourth Amendment Effective Date”):

Execution Version

(a)           Agent shall have received this Amendment, duly executed by the parties hereto, and the same shall be in full force and effect.

(b)           Agent shall have received a certificate from the Secretary or other Authorized Person of each Loan Party (i) attesting to the resolutions of such Loan Party’s board of directors authorizing its execution, delivery, and performance of the Amendment, (ii) authorizing specific officers of such Loan Party to execute the same, and (iii) attesting to the incumbency and signatures of such specific officers of such Loan Party.

(c)           (i) Agent shall have received copies of each Loan Party’s Governing Documents, as amended, modified, or supplemented as of the Fourth Amendment Effective Date, which Governing Documents shall be (A) certified by the Secretary of such Loan Party, and (B) with respect to Governing Documents that are charter documents, certified as of a recent date (not more than 30 days prior to the Fourth Amendment Effective Date) by the appropriate governmental official (or, alternatively, that true and complete copies of each Organizational Document of such Credit Party attached to a certificate previously delivered to Administrative Agent on behalf of such Credit Party (a “Prior Certificate”) remain in full force and effect and have not been amended or modified since the date of such Prior Certificate) and (ii) each Loan Party’s Governing Documents shall have been amended to remove any prohibitions or transfer restrictions on its equity interests in a manner satisfactory to Agent and such Governing Documents shall be otherwise in form and substance reasonably satisfactory to Agent.

(d)           Agent shall have received a certificate of status or certificate of good standing, as applicable with respect to each Loan Party, dated within 30 days of the Fourth Amendment Effective Date, such certificate to be issued by the appropriate officer of the jurisdiction of organization of such Loan Party, which certificate shall indicate that such Loan Party is in good standing in such jurisdiction, together with a verbal bring down letter dated within 1 day of the Fourth Amendment Effective Date.

(e)           The payment of all fees and expenses required to be paid by Borrower on or about the Fourth Amendment Effective Date under the Loan Documents and all expenses to be paid or reimbursed to the Agent that have been invoiced prior to the Fourth Amendment Effective Date shall have been paid.

(f)           After giving effect to this Amendment, the representations and warranties contained herein, in the Credit Agreement, and in the other Loan Documents, in each case shall be true and correct in all material respects (except that such materiality qualifier shall not be applicable to any representations and warranties that already are qualified or modified by materiality in the text thereof) on and as of the date hereof, as though made on and as of such date (except to the extent that such representations and warranties relate solely to an earlier date, in which case such representations and warranties shall continue to be true and correct in all material respects (except that such materiality qualifier shall not be applicable to any representations and warranties that already are qualified or modified by materiality in the text thereof) as of such earlier date). Notwithstanding anything herein to the contrary, none of the Element Entities are making any of the representations in Section 4.5, 4.7, 4.15 or 4.26 of the Credit Agreement on the Fourth Amendment Effective Date.

(g)           No injunction, writ, restraining order, or other order of any nature prohibiting, directly or indirectly, the consummation of the transactions contemplated herein shall have been issued and remain in force by any Governmental Authority against Borrower, any Guarantor, Agent, any other member of the Lender Group.

(h)           No Default or Event of Default (other than the Specified Default) shall have occurred and be continuing as of the Fourth Amendment Effective Date, nor shall either result from the consummation of the transactions contemplated herein.

Execution Version

5.           Waiver Fee.

(a)           The Borrower shall pay to Agent, in immediately available funds, a fee in an amount equal to 2.00% of the aggregate principal amount of the Obligations outstanding on August 1, 2023 (the “Waiver Fee”). The Waiver Fee shall be due and payable on the earliest of (i) August 1, 2023, (ii) the commencement of any Insolvency Proceeding, (iii) the acceleration of the Obligations for any reason, including, without limitation, acceleration in accordance with Section 9.1, including the automatic acceleration, without presentment, demand, protest, or notice, of the Obligations as a result of the commencement of an Insolvency Proceeding, or (iv) the satisfaction, release, payment, restructuring, reorganization, replacement, reinstatement, defeasance or compromise of any of the Obligations in any Insolvency Proceeding, foreclosure (whether by power of judicial proceeding or otherwise) or deed in lieu of foreclosure or the making of a distribution of any kind in any Insolvency Proceeding to Agent, for the account of the Lenders in full or partial satisfaction of the Obligations.

(b)           The Waiver Fee payable in accordance with this Section 5(a) shall be presumed to be equal to the liquidated damages sustained by the Lenders as the result of the occurrence of the Specified Default and the Loan Parties agree that it is reasonable under the circumstances currently existing and it does not constitute unmatured interest under the Loan. THE LOAN PARTIES EXPRESSLY WAIVE THE PROVISIONS OF ANY PRESENT OR FUTURE STATUTE OR LAW THAT PROHIBITS OR MAY PROHIBIT THE COLLECTION OF THE FOREGOING WAIVER FEE IN CONNECTION WITH ANY ACCELERATION. The Loan Parties expressly agree that: (A) the Waiver Fee is reasonable and is the product of an arm’s length transaction between sophisticated business people, ably represented by counsel; (B) the Waiver Fee shall be payable notwithstanding the then prevailing market rates at the time payment is made; (C) there has been a course of conduct between the Lenders and the Loan Parties giving specific consideration in this transaction for such agreement to pay the Waiver Fee; (D) the Loan Parties shall be estopped hereafter from claiming differently than as agreed to in this paragraph; (E) their agreement to pay the Waiver Fee is a material inducement to Lenders to provide the Commitments and make the Loans, and (F) the Waiver Fee represents a good faith, reasonable estimate and calculation of the lost profits or damages of Agent and the Lenders and that it would be impractical and extremely difficult to ascertain the actual amount of damages to Agent and the Lenders or profits lost by Agent and the Lenders as a result of such Specified Default.

(c)           All fees payable in accordance with this Section 5 will be payable in U.S. dollars in immediately available funds to the applicable parties for their respective accounts, or as otherwise directed by the applicable party, free and clear of, and without deduction for, any and all present or future applicable taxes, levies, imposts, deductions, charges or withholdings and all liabilities with respect thereto (with appropriate gross-up for withholding taxes). Once paid, no fee will be refundable under any circumstances and will not be subject to counterclaim, set off or otherwise affected. The Waiver Fee shall be fully earned as of the date hereof and, shall be non-refundable for any reason whatsoever. The obligation to pay the foregoing fees will not be subject to counterclaim or setoff for, or be otherwise affected by, any claim or dispute you may have. The fees paid hereunder are separate and in addition to any other fees payable pursuant to the Loan Documents and/or any costs and expenses incurred by Agent or any Lender in connection with the transactions contemplated hereby that may be payable pursuant to the Loan Documents. Borrower shall reimburse Agent or such Lender for such costs and expenses as provided in Credit Agreement.

6.           Representations and Warranties. Borrower, New Holdco and each Guarantor hereby represents and warrants to Agent and each other member of the Lender Group as follows:

(a)           It (i) is duly organized and existing and in good standing under the laws of the jurisdiction of its organization, (ii) is qualified to do business in any state where the failure to be so qualified could reasonably be expected to result in a Material Adverse Effect, and (iii) has all requisite power and authority to own and operate its properties, to carry on its business as now conducted and as proposed to be conducted, to enter into this Amendment and the other Loan Documents to which it is a party and to carry out the transactions contemplated hereby and thereby.

Execution Version

(b)           The execution, delivery, and performance by it of this Amendment and the performance by it of each Loan Document to which it is or will be a party (i) have been duly authorized by all necessary action, (ii) do not and will not (A) violate any material provision of federal, state or local law or regulation applicable to it or its Subsidiaries, the Governing Documents of it or its Subsidiaries, or any order, judgment, or decree of any court or other Governmental Authority binding on it or its Subsidiaries, (B) conflict with, result in a breach of, or constitute (with due notice or lapse of time or both) a default under any material agreement of it or its Subsidiaries where any such conflict, breach or default could individually or in the aggregate reasonably be expected to have a Material Adverse Effect, (C) result in or require the creation or imposition of any Lien of any nature whatsoever upon any assets of any Loan Party, other than Permitted Liens, or (D) require any approval of any holder of Equity Interests of a Loan Party or any approval or consent of any Person under any material agreement of any Loan Party, other than consents or approvals that have been obtained and that are still in force and effect and except, in the case of material agreements, for consents or approvals, the failure to obtain could not individually or in the aggregate reasonably be expected to cause a Material Adverse Effect.

(c)           No registration with, consent, or approval of, or notice to, or other action with or by, any Governmental Authority is required in connection with the execution, delivery and performance by it of this Amendment or any other Loan Document to which it is or will be a party.

(d)           This Amendment is, and each other Loan Document to which it is or will be a party, when executed and delivered by each Person that is a party thereto, will be the legally valid and binding obligation of such Person, enforceable against such Person in accordance with its respective terms, except as enforcement may be limited by equitable principles or by bankruptcy, insolvency, reorganization, moratorium or similar laws relating to or limiting creditors’ rights generally.

(e)           No injunction, writ, restraining order, or other order of any nature prohibiting, directly or indirectly, the consummation of the transactions contemplated herein has been issued and remains in force by any Governmental Authority against Borrower, any Guarantor, Agent, any member of the Lender Group.

(f)           No Default or Event of Default (other than the Specified Default) has occurred and is continuing as of the date of the effectiveness of this Amendment, and no condition exists which constitutes a Default or an Event of Default (other than the Specified Default).

(g)           The representations and warranties set forth in this Amendment, the Credit Agreement, after giving effect to this Amendment, and the other Loan Documents to which it is a party are true and correct in all material respects (except that such materiality qualifier shall not be applicable to any representations and warranties that already are qualified or modified by materiality in the text thereof) on and as of the date hereof, as though made on and as of such date (except to the extent that such representations and warranties relate solely to an earlier date, in which case such representations and warranties shall continue to be true and correct in all material respects (except that such materiality qualifier shall not be applicable to any representations and warranties that already are qualified or modified by materiality in the text thereof) as of such earlier date). Notwithstanding anything herein to the contrary, none of the Element Entities are making any of the representations in Section 4.5, 4.7, 4.15 or 4.26 of the Credit Agreement on the Fourth Amendment Effective Date.

Execution Version

(h)           This Amendment has been entered into without force or duress, of the free will of each of Parent, Intermediate Holdco, Borrower and New Holdco, and the decision of each of Parent, Intermediate Holdco, Borrower, and New Holdco to enter into this Amendment is a fully informed decision and such Person is aware of all legal and other ramifications of each decision.

(i)           It has read and understands this Amendment, has consulted with and been represented by independent legal counsel of its own choosing in negotiations for and the preparation of this Amendment, has read this Amendment in full and final form, and has been advised by its counsel of its rights and obligations hereunder.

7.           Payment of Costs and Fees. Borrower shall pay to Agent and each Lender all Lender Group Expenses consisting of legal fees for Agent and each Lender in connection with the preparation, negotiation, execution and delivery of this Amendment and any documents and instruments relating hereto.

8.           Release.

(a)           Effective on the date hereof, Borrower, New Holdco and each Guarantor, for itself and on behalf of its successors, assigns, and officers, directors, employees, agents and attorneys, and any Person acting for or on behalf of, or claiming through it, hereby waives, releases, remises and forever discharges Agent and each Lender, each of their respective Affiliates, and each of their respective successors in title, past and present officers, directors, employees, limited partners, general partners, investors, attorneys, assigns, subsidiaries, shareholders, trustees, agents and other professionals and all other persons and entities to whom any member of the Lenders would be liable if such persons or entities were found to be liable to Borrower or such Guarantor (each a “Releasee” and collectively, the “Releasees”), from any and all past and present claims, suits, liens, lawsuits, adverse consequences, amounts paid in settlement, debts, deficiencies, diminution in value, disbursements, demands, obligations, liabilities, causes of action, damages, losses, costs and expenses of any kind or character, whether based in equity, law, contract, tort, implied or express warranty, strict liability, criminal or civil statute or common law (each a “Claim” and collectively, the “Claims”), whether known or unknown, fixed or contingent, direct, indirect, or derivative, asserted or unasserted, matured or unmatured, foreseen or unforeseen, past or present, liquidated or unliquidated, suspected or unsuspected, which Borrower or such Guarantor ever had from the beginning of the world, now has, or might hereafter have against any such Releasee which relates, directly or indirectly to the Credit Agreement, any other Loan Document, or to any acts or omissions of any such Releasee with respect to the Credit Agreement or any other Loan Document, or to the lender-borrower relationship evidenced by the Loan Documents, except for the duties and obligations set forth in this Amendment. As to each and every Claim released hereunder, Borrower, New Holdco, and each Guarantor hereby represents that it has received the advice of legal counsel with regard to the releases contained herein, and having been so advised, specifically waives the benefit of the provisions of Section 1542 of the Civil Code of California which provides as follows:

“A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS THAT THE CREDITOR OR RELEASING PARTY DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE AND THAT, IF KNOWN BY HIM OR HER, WOULD HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR OR RELEASED PARTY.”

As to each and every Claim released hereunder, Borrower, New Holdco and each Guarantor also waives the benefit of each other similar provision of applicable federal or state law (including without limitation the laws of the state of California), if any, pertaining to general releases after having been advised by its legal counsel with respect thereto.

Execution Version

Borrower, New Holdco, and each Guarantor acknowledges that it may hereafter discover facts different from or in addition to those now known or believed to be true with respect to such Claims and agrees that this instrument shall be and remain effective in all respects notwithstanding any such differences or additional facts. Borrower, New Holdco, and each Guarantor understands, acknowledges and agrees that the release set forth above may be pleaded as a full and complete defense and may be used as a basis for an injunction against any action, suit or other proceeding which may be instituted, prosecuted or attempted in breach of the provisions of such release.

(b)           Borrower, New Holdco, and each Guarantor, for itself and on behalf of its successors, assigns, and officers, directors, employees, agents and attorneys, and any Person acting for or on behalf of, or claiming through it, hereby absolutely, unconditionally and irrevocably, covenants and agrees with and in favor of each Releasee above that it will not sue (at law, in equity, in any regulatory proceeding or otherwise) any Releasee on the basis of any Claim released, remised and discharged by such Person pursuant to the above release. Borrower, New Holdco and each Guarantor further agrees that it shall not dispute the validity or enforceability of the Credit Agreement or any of the other Loan Documents or any of its obligations thereunder, or the validity, priority, enforceability or the extent of Agent’s Lien on any item of Collateral under the Credit Agreement or the other Loan Documents. If Borrower, New Holdco, or any Guarantor, or any of their respective successors, assigns, or officers, directors, employees, agents or attorneys, or any Person acting for or on behalf of, or claiming through it violate the foregoing covenant, such Person, for itself and its successors, assigns and legal representatives, agrees to pay, in addition to such other damages as any Releasee may sustain as a result of such violation, all attorneys’ fees and costs incurred by such Releasee as a result of such violation.

9.           CHOICE OF LAW AND VENUE; JURY TRIAL WAIVER; JUDICIAL REFERENCE PROVISION. THIS AMENDMENT SHALL BE SUBJECT TO THE PROVISIONS REGARDING CHOICE OF LAW AND VENUE, JURY TRIAL WAIVER AND JUDICIAL REFERENCE PROVISION SET FORTH IN SECTION 12 OF THE CREDIT AGREEMENT, AND SUCH PROVISIONS ARE INCORPORATED HEREIN BY THIS REFERENCE, MUTATIS MUTANDIS.

10.           Amendments. This Amendment cannot be altered, amended, changed or modified in any respect except in accordance with Section 14.1 of the Credit Agreement.

11.           Counterpart Execution. This Amendment may be executed in any number of counterparts and by different parties on separate counterparts, each of which, when executed and delivered, shall be deemed to be an original, and all of which, when taken together, shall constitute but one and the same Amendment. Delivery of an executed counterpart of this Amendment by telefacsimile or other electronic method of transmission shall be equally as effective as delivery of an original executed counterpart of this Amendment. Any party delivering an executed counterpart of this Amendment by telefacsimile or other electronic method of transmission also shall deliver an original executed counterpart of this Amendment, but the failure to deliver an original executed counterpart shall not affect the validity, enforceability, and binding effect of this Amendment.

12.           Effect on Loan Documents.

(a)           The Credit Agreement, as amended hereby, and each of the other Loan Documents shall be and remain in full force and effect in accordance with their respective terms and hereby are ratified and confirmed in all respects. The execution, delivery, and performance of this Amendment shall not operate, except as expressly set forth herein, as a modification or waiver of any right, power, or remedy of Agent or any Lender under the Credit Agreement or any other Loan Document. Except for the amendments to the Credit Agreement expressly set forth herein, the Credit Agreement and the other Loan Documents shall remain unchanged and in full force and effect. The waivers, consents and modifications set forth herein are limited to the specifics hereof (including facts or occurrences on which the same are based), shall not apply with respect to any facts or occurrences other than those on which the same are based, shall neither excuse any future non-compliance with the Loan Documents nor operate as a waiver of any Default or Event of Default, shall not operate as a consent to any further waiver, consent or amendment or other matter under the Loan Documents, and shall not be construed as an indication that any future waiver or amendment of covenants or any other provision of the Credit Agreement will be agreed to, it being understood that the granting or denying of any waiver or amendment which may hereafter be requested by Borrower remains in the sole and absolute discretion of Agent and Lenders. To the extent that any terms or provisions of this Amendment conflict with those of the Credit Agreement or the other Loan Documents, the terms and provisions of this Amendment shall control.

Execution Version

(b)           Upon and after the effectiveness of this Amendment, each reference in the Credit Agreement to “this Agreement”, “hereunder”, “herein”, “hereof” or words of like import referring to the Credit Agreement, and each reference in the other Loan Documents to “the Credit Agreement”, “thereunder”, “therein”, “thereof” or words of like import referring to the Credit Agreement, shall mean and be a reference to the Credit Agreement as modified and amended hereby.

(c)           To the extent that any of the terms and conditions in any of the Loan Documents shall contradict or be in conflict with any of the terms or conditions of the Credit Agreement, after giving effect to this Amendment, such terms and conditions are hereby deemed modified or amended accordingly to reflect the terms and conditions of the Credit Agreement as modified or amended hereby.

(d)           This Amendment is a Loan Document.

(e)           Unless the context of this Amendment clearly requires otherwise, references to the plural include the singular, references to the singular include the plural, the terms “includes” and “including” are not limiting, and the term “or” has, except where otherwise indicated, the inclusive meaning represented by the phrase “and/or”. The words “hereof,” “herein,” “hereby,” “hereunder,” and similar terms in this Amendment refer to this Amendment as a whole and not to any particular provision of this Amendment. Section, subsection, clause, schedule, and exhibit references herein are to this Amendment unless otherwise specified. Any reference in this Amendment to any agreement, instrument, or document shall include all alterations, amendments, changes, extensions, modifications, renewals, replacements, substitutions, joinders, and supplements, thereto and thereof, as applicable (subject to any restrictions on such alterations, amendments, changes, extensions, modifications, renewals, replacements, substitutions, joinders, and supplements set forth herein). The words “asset” and “property” shall be construed to have the same meaning and effect and to refer to any and all tangible and intangible assets and properties. Any reference herein to the satisfaction, repayment, or payment in full of the Obligations shall mean (a) the payment or repayment in full in immediately available funds of (i) the principal amount of, and interest accrued and unpaid with respect to, all outstanding Loans, together with the payment of any premium applicable to the repayment of the Loans, (ii) all Lender Group Expenses that have accrued and are unpaid regardless of whether demand has been made therefor, (iii) all fees or charges that have accrued hereunder, under the Credit Agreement, or under any other Loan Document (including the Letter of Credit Fee and the Unused Line Fee) and are unpaid, (b) in the case of contingent reimbursement obligations with respect to Letters of Credit, providing Letter of Credit Collateralization, (c) the receipt by Agent of cash collateral in order to secure any other contingent Obligations for which a claim or demand for payment has been made on or prior to such time or in respect of matters or circumstances known to Agent or a Lender at such time that are reasonably expected to result in any loss, cost, damage, or expense (including attorneys’ fees and legal expenses), such cash collateral to be in such amount as Agent reasonably determines is appropriate to secure such contingent Obligations, (d) the payment or repayment in full in immediately available funds of all other outstanding Obligations other than (i) unasserted contingent indemnification Obligations, and (e) the termination of all of the Commitments of the Lenders. Any reference herein to any Person shall be construed to include such Person’s successors and assigns. Any requirement of a writing contained herein shall be satisfied by the transmission of a Record.

Execution Version

13.           Entire Agreement. This Amendment, and the terms and provisions hereof, the Credit Agreement and the other Loan Documents constitute the entire understanding and agreement between the parties hereto with respect to the subject matter hereof and supersede any and all prior or contemporaneous amendments or understandings with respect to the subject matter hereof, whether express or implied, oral or written.

14.           Integration. This Amendment, together with the other Loan Documents, incorporates all negotiations of the parties hereto with respect to the subject matter hereof and is the final expression and agreement of the parties hereto with respect to the subject matter hereof.

15.           Reaffirmation of Obligations. Borrower and each Guarantor hereby (a) acknowledges and reaffirms its obligations owing to Agent and each member of the Lender Group under each Loan Document to which it is a party, and (b) agrees that each of the Loan Documents to which it is a party is and shall remain in full force and effect. Borrower and each Guarantor hereby (i) further ratifies and reaffirms the validity and enforceability of all of the Liens and security interests heretofore granted, pursuant to and in connection with the Guaranty and Security Agreement or any other Loan Document to Agent, on behalf and for the benefit of each member of the Lender Group, as collateral security for the obligations under the Loan Documents in accordance with their respective terms, and (ii) acknowledges that all of such Liens and security interests, and all Collateral heretofore pledged as security for such obligations, continue to be and remain collateral for such obligations from and after the date hereof (including, without limitation, from after giving effect to this Amendment). Each Guarantor consents to the modification of the Credit Agreement as set forth in this Amendment and any waivers granted therein.

16.           Ratification. Borrower hereby restates, ratifies and reaffirms each and every term and condition set forth in the Credit Agreement and the Loan Documents effective as of the Fourth Amendment

Effective Date and as modified hereby.

17.           Severability. In case any provision in this Amendment shall be invalid, illegal or unenforceable, such provision shall be severable from the remainder of this Amendment and the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

18.           Headings. The various headings of this Amendment are inserted for convenience only and shall not affect the meaning or interpretation of this Amendment or any provisions hereof.

Execution Version

19.           WAIVER OF DEFENSE OR CLAIM OF ILLEGALITY. EACH PARTY HERETO HEREBY IRREVOCABLY WAIVES CLAIM OR ASSERTION, WHETHER MADE AS A DEFENSE OR AS AN AFFIRMATIVE CLAIM, BASED ON FEDERAL LAW OR THAT THE TRANSACTIONS CONTEMPLATED BY THIS AMENDMENT, THE CREDIT AGREEMENT OR ANY OTHER LOAN DOCUMENT OR THE OBLIGATIONS ARE VOID AS AGAINST PUBLIC POLICY OR BASED ON ILLEGALITY UNDER FEDERAL LAW, INCLUDING WITHOUT LIMITATION ANY FEDERAL LAWS. EACH PARTY HERETO ACKNOWLEDGES THAT CALIFORNIA AND NEVADA HAVE ENACTED LEGISLATION REGARDING THE LEGAL USE OF CANNABIS, PARTICULARLY MARIJUANA, WHICH MAY BE IN CONFLICT WITH FEDERAL LAWS RELATING TO THE MANUFACTURE, PRODUCTION, SALE, MARKETING OR DISTRIBUTION OF ANY CANNABIS PRODUCT. WITHOUT LIMITING THE FOREGOING, EACH PARTY HERETO EXPRESSLY WAIVES THE RIGHT TO PRESENT ANY DEFENSE RELATED TO THE ILLEGALITY OF MANUFACTURE, PRODUCTION, SALE, MARKETING OR DISTRIBUTION OF CANNABIS PURSUANT TO ANY FEDERAL LAW OR OTHER APPLICABLE LAW AND AGREES THAT SUCH DEFENSE SHALL NOT BE ASSERTED, AND WILL NOT APPLY, IN ANY DISPUTE OR CLAIM ARISING OUT OF THIS WAIVER. EACH PARTY HERETO HEREBY VOLUNTARILY AND UNCONDITIONALLY WAIVES, IN RELATION TO THIS WAIVER OR ANY ISSUE THEREUNDER: (A) ANY RIGHT OF REMOVAL OR APPEAL TO THE UNITED STATES FEDERAL DISTRICT COURTS, INCLUDING WITHOUT LIMITATION WAIVING THE RIGHT TO REMOVE TO FEDERAL COURT BASED ON DIVERSITY OF CITIZENSHIP; AND (B) ANY RIGHT TO COMPEL OR APPEAL ARBITRATION, TO CONFIRM ANY ARBITRATION AWARD OR ORDER, OR TO SEEK ANY AID OR ASSISTANCE OF ANY KIND, IN THE UNITED STATES FEDERAL DISTRICT COURTS.

[Signature pages follow]

IN WITNESS WHEREOF, the parties have entered into this Amendment as of the date first above written.

PARENT:	GLASS HOUSE BRANDS INC.

	By:	/s/ Kyle Kazan
Name: Kyle Kazan
Title: Chairman and CEO

INTERMEDIATE HOLDCO:	MPB ACQUISITION CORP.

	By:	/s/ Kyle Kazan
Name: Kyle Kazan
Title: Chairman and CEO

NEW HOLDCO:	GHB USUB, LLC

	By:	/s/ Kyle Kazan
Name: Kyle Kazan
Title: Chairman and CEO

BORROWER	GH GROUP, INC.

	By:	/s/ Kyle Kazan
Name: Kyle Kazan
Title: Chairman and CEO

SUBSIDIARY GUARANTORS:

BUD AND BLOOM

By:	/s/ Kyle Kazan
Name: Kyle Kazan
Title: Chairman and CEO

CA MANUFACTURING SOLUTIONS LLC

By:	/s/ Kyle Kazan
Name: Kyle Kazan
Title: Chairman and CEO

[Signature Page to Fourth Amendment]

EAST SAINT GERTRUDE 1327 LLC

By:	/s/ Kyle Kazan
Name: Kyle Kazan
Title: Chairman and CEO

ELEMENT 7 EUREKA, LLC

By:	/s/ Kyle Kazan
Name: Kyle Kazan
Title: Chairman and CEO

E7 DUNSMUIR LLC

By:	/s/ Kyle Kazan
Name: Kyle Kazan
Title: Chairman and CEO

FARMACY ISLA VISTA, LLC

By:	/s/ Kyle Kazan
Name: Kyle Kazan
Title: Chairman and CEO

FARMACY SB, INC.

By:	/s/ Kyle Kazan
Name: Kyle Kazan
Title: Chairman and CEO

G&H SUPPLY COMPANY, LLC

By:	/s/ Kyle Kazan
Name: Kyle Kazan
Title: Chairman and CEO

[Signature Page to Fourth Amendment]

G&K PRODUCE LLC

By:	/s/ Kyle Kazan
Name: Kyle Kazan
Title: Chairman and CEO

GH CAMARILLO LLC

By:	/s/ Kyle Kazan
Name: Kyle Kazan
Title: Chairman and CEO

GLASS HOUSE CAMARILLO CULTIVATION, LLC

By:	/s/ Kyle Kazan
Name: Kyle Kazan
Title: Chairman and CEO

GLASS HOUSE CULTIVATION, LLC

By:	/s/ Kyle Kazan
Name: Kyle Kazan
Title: Chairman and CEO

GLASS HOUSE FARM LLC

By:	/s/ Kyle Kazan
Name: Kyle Kazan
Title: Chairman and CEO

GLASS HOUSE MANUFACTURING, LLC

By:	/s/ Kyle Kazan
Name: Kyle Kazan
Title: Chairman and CEO

[Signature Page to Fourth Amendment]

GLASS HOUSE RETAIL, LLC

By:	/s/ Kyle Kazan
Name: Kyle Kazan
Title: Chairman and CEO

ICANN, LLC

By:	/s/ Kyle Kazan
Name: Kyle Kazan
Title: Chairman and CEO

K&G FLOWERS LLC

By:	/s/ Kyle Kazan
Name: Kyle Kazan
Title: Chairman and CEO

LOB INVESTMENT CO. LLC

By:	/s/ Kyle Kazan
Name: Kyle Kazan
Title: Chairman and CEO

LOMPOC MANAGEMENT CO. LLC

By:	/s/ Kyle Kazan
Name: Kyle Kazan
Title: Chairman and CEO

LOMPOC MANUFACTURING GHG, LLC

By:	/s/ Kyle Kazan
Name: Kyle Kazan
Title: Chairman and CEO

MAGU FARM LLC

By:	/s/ Kyle Kazan
Name: Kyle Kazan
Title: Chairman and CEO

[Signature Page to Fourth Amendment]

MGF MANAGEMENT LLC

By:	/s/ Kyle Kazan
Name: Kyle Kazan
Title: Chairman and CEO

MISSION HEALTH ASSOCIATES, INC.

By:	/s/ Kyle Kazan
Name: Kyle Kazan
Title: Chairman and CEO

SOCAL HEMP CO, LLC

By:	/s/ Kyle Kazan
Name: Kyle Kazan
Title: Chairman and CEO

GHG MARINA INC.

By:	/s/ Kyle Kazan
Name: Kyle Kazan
Title: Chairman and CEO

GHG-NHC TURLOCK INC.

By:	/s/ Kyle Kazan
Name: Kyle Kazan
Title: Chairman and CEO

GHG-NHC SLO INC.

By:	/s/ Kyle Kazan
Name: Kyle Kazan
Title: Chairman and CEO

[Signature Page to Fourth Amendment]

PLUS PRODUCTS HOLDINGS INC.

By:	/s/ Kyle Kazan
Name: Kyle Kazan
Title: Chairman and CEO

PLUS PRODUCTS NEVADA LLC

By:	/s/ Kyle Kazan
Name: Kyle Kazan
Title: Chairman and CEO

PLUS PRODUCTS WONDERS, LLC

By:	/s/ Kyle Kazan
Name: Kyle Kazan
Title: Chairman and CEO

UPLIFT SERVICES LLC

By:	/s/ Kyle Kazan
Name: Kyle Kazan
Title: Chairman and CEO

CARBERRY LLC

By:	/s/ Kyle Kazan
Name: Kyle Kazan
Title: Chairman and CEO

THE POTTERY, INC.

By:	/s/ Kyle Kazan
Name: Kyle Kazan
Title: Chairman and CEO

[Signature Page to Fourth Amendment]

GH RE MANAGER LLC

By:	/s/ Kyle Kazan
Name: Kyle Kazan
Title: Chairman and CEO

NATURAL HEALING CENTER, LLC

By:	/s/ Kyle Kazan
Name: Kyle Kazan
Title: Chairman and CEO

NHC-MB LLC

By:	/s/ Kyle Kazan
Name: Kyle Kazan
Title: Chairman and CEO

NHC LEMOORE, LLC

By:	/s/ Kyle Kazan
Name: Kyle Kazan
Title: Chairman and CEO

[Signature Page to Fourth Amendment]

LENDERS:	[******] as Agent, as Lead Arranger, as Book Runner

	By:	[******]
	Name:	[******]
Its Authorized Signatory

[******] as a Lender

By:	[******]
Name:	[******]
Its Authorized Signatory

[Signature Page to Fourth Amendment]